SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAS NATURAL

Second Quarter
results
2006

GAS NATURAL Second quarter 2006 results

NET PROFIT AMOUNTED TO €455.8 MILLION IN 1H06, A 23.9% INCREASE

•	Net profit in the first half of 2006 amounted to €455.8 million, a 23.9% increase on the same period of 2005.

•	EBITDA confirmed the trend observed in the first quarter, rising 28.5% in the first half. Electricity in Spain and the growing contribution from gas supply, plus gas distribution in Latin America, were the main growth engines at GAS NATURAL.

•	EBITDA in the gas distribution business in Spain increased by 9.7% in the second quarter, raising growth to 6.2% overall in the first half.

•	The distribution business in Latin America continued to grow rapidly: EBITDA increased by 30.6% to €179.4 million.

•	GAS NATURAL had 10.4 million gas distribution connections at the end of the quarter, a year-on-year increase of 569,000 (5.8%).

•	A total of 9,690 GWh of electricity was generated in Spain (+138.9%), the company’s highest-ever figure, due to starting up the three 400 MW units at Cartagena. GAS NATURAL has an 8.8% share of the market in “ordinary regime” power generation.

•	EBITDA in the electricity business in Spain (generation and supply) reached €130.9 million, more than triple the 1H05 figure, due to growth in power generation and optimisation of the customer roster.

•	EBITDA in the gas supply business (Wholesale and Retail) continued to rise rapidly as a result of optimisation of the industrial customer portfolio and progressive normalisation of prices in Spain.

•	GAS NATURAL and Repsol YPF signed a contract for a new LNG tanker ship with capacity for 138,000 m3. The ship will become operational for GAS NATURAL and Repsol YPF in 2009.

•	GAS NATURAL and the Spanish Association of Tile and Ceramic Paving Manufacturers (ASCER) signed the largest contract in Spanish industry. The contract involves supplying 14,000 GWh between 2007 and 2009.

•	GAS NATURAL and Málaga city government signed an agreement to build a 400 MW combined cycle plant that will come into service in the second quarter of 2008.

•	The Shareholders’ Meeting on 8 June approved a total dividend of €0.84 per share out of 2005 earnings (an 18.3% increase on 2004); that is a 50.2% pay-out.

GAS NATURAL Second quarter 2006 results

1.- TENDER OFFER FOR ENDESA

On 5 September, the Board of Directors of GAS NATURAL unanimously resolved to make a tender offer for 100% of Endesa.

Additionally, GAS NATURAL and Iberdrola signed an agreement for the sale of certain assets of the resulting company, conditional upon GAS NATURAL attaining effective control over Endesa and subject to approval by the competent authorities.

On 3 February 2006, the Spanish Cabinet approved the operation, subject to compliance with twenty conditions. On 6 February 2006, after analysing the conditions imposed by the Spanish Cabinet, the Board of Directors of GAS NATURAL resolved to continue with the tender offer for 100% of Endesa since GAS NATURAL believes that the deal’s strategic, industrial and financial advantages are compatible with meeting the Spanish Cabinet’s conditions for the business concentration.

On 21 February 2006, German company E.On filed an application with the CNMV to present a tender offer for 100% of the shares of Endesa.

On 27 February 2006, the CNMV approved GAS NATURAL’s tender offer to Endesa’s shareholders.

The period for acceptance of GAS NATURAL’s offer commenced on 6 March 2006.

On 21 March 2006, as a precautionary measure and without addressing the substance of the case, Madrid Mercantile Court No. 3 suspended the tender offer temporarily at the request of Endesa, which alleged collusion between GAS NATURAL and Iberdrola. To make the suspension effective, Endesa had to post a bond of €1 billion. On 31 March 2006, the Board of Directors of Endesa decided to post the bond with the court. Once Endesa posted the required bond, the suspension took effect on 4 April 2006. On 21 June 2006, the Madrid Mercantile Court no. 3 scheduled a hearing on the substance of the case for 12 December 2006.

On 24 March 2006, the CNMV decided that, if Endesa posted the bond and GAS NATURAL’s offer were suspended, the procedure for competing bids would also be suspended.

On 7 April 2006, GAS NATURAL held an Extraordinary Shareholders’ Meeting which approved a capital increase of 602,429,955 new ordinary shares (one euro par value each), providing for the possibility of incomplete subscription and total suppression of the pre-emptive right, for non-monetary contributions consisting of the shares of Endesa whose owners accepted the tender offer, and it empowered the Board of Directors to establish the issue premium.

Prior to the Shareholders’ Meeting, the Board of Directors resolved that implementation of the resolutions relating to the company’s tender offer for Endesa shares would depend on removal of the suspension of the tender offer ordered by the Madrid Mercantile Court no. 3 on 21 March 2006.

On 28 April 2006, the Supreme Court, in response to a petition filed by Endesa, the Association of Minority Shareholders of Energy Companies, and the Federation of European Consumers (Euroconsumo), ordered the suspension, as a precautionary measure, of the resolution adopted by the Spanish Cabinet on 3 February 2006 regarding the economic concentration operation consisting of GAS NATURAL acquiring exclusive control of Endesa. The suspension became effective as a result of the Supreme Court order dated 19 June 2006 which acknowledged the presentation of the necessary bond.

Regarding the European dimension of the concentration transaction and the Spanish authorities’ competence to analyse it, on 14 July 2006 the Luxembourg Court of First Instance issued a decision on the substance of the case in which it rejected all of Endesa’s petitions and confirmed the European Commission decision that the operation was not within the competence of the EU.

GAS NATURAL Second quarter 2006 results

2.- MAIN AGGREGATES

2.1.- Main financial aggregates

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
2,315.1	1,742.8	32.8	Net sales	5,422.2	3,788.2	43.1
426.5	334.1	27.7	EBITDA	934.4	727.0	28.5
258.1	194.9	32.4	Operating income	616.3	471.3	30.8
179.1	129.8	38.0	Net profit	455.8	367.8	23.9

—	—	—	Average number of shares (million)	447.8	447.8	—

0.95	0.75	27.7	EBITDA per share (€)	2.09	1.62	28.5
0.40	0.29	38.0	Net profit per share (€)	1.02	0.82	23.9

245.4	567.4	-56.8	Investments	535.8	825.5	-35.1
—	—	—	Net financial debt (at 30/06)	3,038.9	3,004.7	1.1

2.2.- Ratios

	1H06		1H05
ROACE[1]	13.3%		12.8%
ROE[2]	16.1%		14.6%

Leverage[3]	34.3%		36.8%
EBITDA/Net financial result	6.8	x	7.1	x
Net debt/EBITDA	1.8	x	2.1	x

P/E	12.8	x	16.2	x
EV/EBITDA	8.0	x	9.9	x

Share performance and balance sheet at 30 June.

[1]	Operating income/Average operating capital (Net tangible and intangible assets - Deferrred revenues linked to fixed assets + Other fixed assets + Goodwill +Non-financial working capital)
[2]	Net profit/ Average equity
[3]	Net financial debt/(Net financial debt + Equity + Minority interest)

GAS NATURAL Second quarter 2006 results

2.3.- Main physical aggregates

2Q06	2Q05%			1H06	1H05%
100,141	99,178	1.0	Distribution (GWh):	222,590	214,457	3.8

60,363	58,196	3.7	Spain:	138,125	132,568	4.2
8,336	9,093	-8.3	Tariff gas sales	26,602	29,033	-8.4
52,027	49,103	6.0	TPA	111,523	103,535	7.7

39,636	40,575	-2.3	Latin America:	82,860	80,155	3.4
24,862	24,474	1.6	Tariff gas sales	49,357	45,869	7.6
14,774	16,101	-8.2	TPA	33,503	34,286	-2.3

142	407	-65.1	Italy:	1,605	1,734	-7.4
121	384	-68.5	Tariff gas sales	1,551	1,685	-8.0
21	23	-8.7	TPA	54	49	10.2

1,258	1,634	-23.0	Distribution network (km):	102,370	97,637	4.8
761	687	10.8	Spain	41,076	38,526	6.6
437	897	-51.3	Latin America	57,414	55,498	3.5
60	50	20.0	Italy	3,880	3,613	7.4

129	154	-16.2	Increase in gas distribution connections, (‘000)	242	284	-14.8
78	85	-8.2	Spain	140	152	-7.9
42	62	-32.3	Latin America	86	120	-28.3
9	7	28.6	Italy	16	12	33.3

—	—	—	Gas distribution connections, (‘000) (at 30/06):	10,418	9,849	5.8
—	—	—	Spain	5,274	4,960	6.3
—	—	—	Latin America	4,844	4,625	4.7
—	—	—	Italy	300	264	13.6

67,968	67,600	0.5	Gas supply (GWh):	157,687	156,874	0.5
58,351	58,244	0.2	Spain	135,328	134,163	0.9
9,617	9,356	2.8	International	22,359	22,711	-1.5

33,673	36,880	-8.7	Gas transportation - EMPL (GWh)	68,601	73,435	-6.6

—	—	—	Contracts per customer in Spain (at 30/06)	1,48	1,45	2.1

5,969	2,655	—	Electricity generated (GWh):	10,490	4,784	—
5,498	2,260	—	Spain	9,690	4,057	—
471	395	19.2	Puerto Rico	800	727	10.0

9	228	-96.1	Installed capacity (MW):	3,398	2,173	56.4
9	228	-96.1	Spain	3,127	1,902	64.4
—	—	—	Puerto Rico	271	271	—

—	—	—	Employees (at 30/06)	6,698	6,807	-1.6

GAS NATURAL Second quarter 2006 results

3.- ANALYSIS OF CONSOLIDATED RESULTS

3.1.- Changes in group size

The main changes in consolidated group size in 2006 with respect to 2005 are as follows:

•	The acquisition of holdings in a number of wind farm companies (DERSA), which have been fully consolidated since 1 April 2005.

•	Deconsolidation of Enagás effective 1 October 2005.

•	Acquisition of 100% of Petroleum Oil & Gas España in March 2006 and full consolidation since 1 March 2006.

3.2.- Analysis of results

3.2.1- Net sales

Net sales in 1H06 amounted to €5,422.2 million, 43.1% more than in 1H05, due basically to greater business activity (particularly in electricity in Spain), growth in gas supply (higher natural gas prices) and expansion in Latin America.

3.2.2.- EBITDA and operating income

EBITDA in 1H06 totalled €934.4 million, a 28.5% increase on 1H05.

Contribution to EBITDA by business

Distribution overall (Spain, Latin America and Italy) accounts for 65.8% of GAS NATURAL’s EBITDA. Distribution in Spain is the main source of EBITDA (44.5%).

The electricity business in Spain continued to grow rapidly and now accounts for 14.0% of total EBITDA.

Upstream and Midstream activities (basically the operation of the Maghreb-Europe gas pipeline) together accounted for 10.4% of the total.

Depreciation and provisions increased by 24.4% overall due basically to past investment in power generation and gas distribution networks, which boosted EBITDA by 30.8% to €616.3 million.

GAS NATURAL Second quarter 2006 results

3.2.3.- Financial results

The breakdown of financial results is as follows:

		(unaudited)

2Q06	2Q05	(€ Mn)	1H06	1H05
-59.9	-52.5	Cost of net financial debt	-123.5	-102.6
—	1.8	Exchange differences in Argentina	-1.2	4.0
-0.9	-0.8	Rest of exchange differences (net)	-1.5	-3.4
3.0	5.4	Capitalized interest	6.8	9.9
-11.9	-7.7	Other financial expenses/revenues	-17.7	-9.6

-69.7	-53.8	Net financial result	-137.1	-101.7

The net financial loss was €137.1 million in 1H06, compared with €101.7 million in 1H05. The increase was basically the result of a higher cost of debt, driven by a larger average debt volume (+16.0%) with respect to 1H05.

The “Exchange differences in Argentina” caption reflects exchange differences booked at Gas Natural BAN on its dollar-denominated debt. This effect was negative because of adverse performance by the Argentinean peso (3.07 pesos to the dollar, compared with 3.01 at 2005 year-end).

Gas Natural BAN hedged part of its dollar-denominated borrowings against exchange and interest rate risk. Specifically, in 2005 it hedged $58.0 million at an exchange rate of 2.8720 pesos to the dollar. As a result, Gas Natural BAN partially reduced the exposure of its debt to the dollar.

The figure shows the trend in GAS NATURAL’s consolidated net debt and leverage between 31 December 2005 and 30 June 2006.

Net financial debt (€ Mn)

Strong cash flow plus lower capex enabled net debt to fall by €576.3 million in 1H06, to €3,038.9 million at 30 June 2006, with the result that leverage was a healthy 34.3%, the net debt/EBITDA ratio was 1.8x, and interest cover was 6.8x.

Fluctuations in 1H06 in the exchange rates of other currencies (basically the dollar and the Mexican peso) against the euro reduced net debt by €129.7 million in the period.

GAS NATURAL Second quarter 2006 results

The breakdown of the net financial debt by currency at 30 June 2006, in absolute and relative terms, is as follows:

(unaudited)

(€ Mn)	30/06/06%
EUR	1,614.2	53.1
USD	496.7	16.3
BRL	429.3	14.1
MXN	326.9	10.8
COP	68.7	2.3
ARS	63.5	2.1
USD–Argentina	38.7	1.3
Other currencies	0.9	—

Total net financial debt	3,038.9	100.0

Net dollar-denominated financial debt (excluding Argentina) relates mainly to EMPL, the company which manages the Maghreb-Europe gas pipeline, and to EcoEléctrica, whose accounts and cash flow are in dollars.

The Latin American companies’ debt is in local currency, except Argentina, where 37.3% of net debt is in dollars.

A total of 63.9% of consolidated debt is at fixed interest rates and the other 36.1% is at floating rates. As for maturities, 12.0% of the debt matures in the short term and the other 88.0% in the long term (48.4% after 2010).

The current credit rating of GAS NATURAL’s short- and long-term debt is as follows:

Agency	Long term	Short term	Outlook
Moody’s	A2	P-1	Review for possible downgrade
Standard & Poor’s	A+	A-1	Negative creditwatch
Fitch	A+	F1	Rating watch negative

On 6 September 2005, the agencies put the ratings under review as a result of the tender offer for Endesa.

3.2.4.- Equity income

The main items in this account relate to results from minority stakes in gas distribution companies in Spain (Gas Aragón and Gas Natural de Álava), wind power companies, and Enagás (equity-accounted between January and September 2005). The Enagás stake was reclassified on 1 October 2005 as available-for-sale financial assets and it is no longer equity-accounted.

Minority interests amounted to €3.0 million, compared with €23.5 million in 2005. The difference is due basically to the deconsolidation of Enagás effective 1 October 2005. Enagás contributed €21.5 million to the equity-accounted affiliates line-item in 1H05.

3.2.5.- Capital gain on disposal of non-current assets

Disposals of non-current assets in 1H06 provided a net gain of €180.2 million, compared with €162.1 million in 1H05.

GAS NATURAL Second quarter 2006 results

This result is due basically to the disposal this year of 6.3% of Enagás. The company sold 8.3% of Enagás in the same period of 2005.

GAS NATURAL is obliged to reduce its stake in Enagás to 5% by 31 December 2006. At 30 June 2006, it owned 6.5% of Enagás.

3.2.6.- Corporate income tax

The corporate income tax expense totalled €176.1 million, i.e. an effective tax rate of 26.6%, compared with 27.8% in 1H05.

The difference with respect to the general tax rate was due to tax credits, equity-accounted affiliates, tax loss carryforwards, and different tax systems applied to companies operating outside Spain.

3.2.7.- Minority interest

The main items in this account are the minority shareholders of: EMPL (owned 72.6% by GAS NATURAL), the subgroup of subsidiaries in Colombia (owned 59.1%), Gas Natural BAN (owned 50.4%), Gas Natural Mexico (owned 86.8%), Brazilian companies CEG (owned 54.2%) and CEG Rio (owned 59.6%), as well as other companies in Spain.

Income attributed to minority interests in 2006 amounted to €30.5 million, a €2.4 million decline due mainly to a lower contribution from the subgroup of investees in Argentina and Brazil.

3.3.- Investments

Investments totalled €535.8 million in 1H06, 35.1% less than in 1H05, basically because of the acquisition of DERSA in April 2005.

The breakdown of investments by type is as follows:

(unaudited)

(€ Mn)	1H06	1H05%
Capital expenditure	466.4	511.3	-8.8
Investments in intangible assets	19.2	20.6	-6.8
Financial investments	50.2	293.6	-82.9

Total investments	535.8	825.5	-35.1

Capital expenditure amounted to €466.4 million in the period, an 8.8% decrease due basically to completion and start-up of the Cartagena combined cycle plant, which was still under construction in 2005.

Investments in the period also include the acquisition of 100% of Petroleum Oil & Gas España in March 2006.

GAS NATURAL Second quarter 2006 results

The breakdown of capital expenditure by line of business is as follows:

(unaudited)

(€ Mn)	1H06	1H05%
Gas distribution:	231.0	232.5	-0.6
Spain	154.9	135.8	14.1
Latin America	48.2	69.3	-30.4
Italy	27.9	27.4	1.8

Electricity:	192.5	264.3	-27.2
Spain	187.1	261.0	-28.3
Puerto Rico	5.4	3.3	63.6

Gas:	35.1	7.2	—
Upstream + Midstream	31.2	2.9	—
Wholesale & Retail	3.9	4.3	-9.3

Rest	7.8	7.3	6.8

Total capital expenditure	466.4	511.3	-8.8

Investment in distribution totalled €231.0 million, in line with the figure in 1H05. Whereas investment in distribution in Spain increased by 14.1% because of rapid expansion of the gas grid, investment in distribution in Latin America fell by 30.4%, basically as a result of a slowdown in business in Mexico.

Investment in power generation fell 28.3% as in 1H05 the Cartagena plant’s three 400 MW units were under construction and the two 400 MW units at Arrúbal were being completed; conversely, only the two 400 MW units at Plana del Vent were still under construction in 1H06.

Capital expenditure by activity

Investment in Upstream and Midstream reflects the fact that the Gassi Touil integrated LNG project has commenced.

In 2006, 40.1% of investment in tangible fixed assets related to electricity in Spain, mainly for the development of another two combined cycle units at Plana del Vent (800 MW).

Investment in gas distribution in Spain, which accounted for another 33.2% of the total, was allocated to acquiring new customers by extending the distribution grid by over 2,550 km in the last twelve months (6.6% growth).

Net intangible and tangible fixed assets increased by €90.4 million in 1H06 to €8,994.4 million at 30 June 2006.

GAS NATURAL Second quarter 2006 results

The breakdown of this figure by line of business is as follows:

(unaudited)

(€ Mn)	30/06/06%
Distribution:	5,578.7	62.0
Spain	3,507.1	39.0
Latin America	1,661.1	18.5
Italy	410.5	4.5

Electricity:	2,277.6	25.4
Spain	2,061.9	23.0
Puerto Rico	215.7	2.4

Gas:	957.6	10.6
Upstream + Midstream	866.7	9.6
Wholesale & Retail	90.9	1.0

Rest	180.5	2.0

Total net tangible and intangible assets	8,994.4	100.0

Overall intangible and tangible fixed assets included construction in progress worth €616.0 million, of which €372.5 million relate to the electricity business, €109.7 million to Latin America, and €45.5 million to Upstream+Midstream.

Tangible and intangible assets in Latin America

Distribution accounts for 62.0% of GAS NATURAL’s total net tangible fixed and intangible assets.

Intangible and tangible fixed assets in Latin America amount to €1,661.1 million (18.5% of the consolidated total) and relate to gas distribution.

The figure shows the asset breakdown by country: Brazil accounts for 55% of the total, followed by Mexico with 28%.

3.4.- Goodwill

International Financial Reporting Standards (IFRS) do not allow goodwill to be amortised. Nevertheless, goodwill must be reviewed to detect any impairment. In accordance with available estimates, the projected attributable revenues assure the recovery of GAS NATURAL’s net assets and goodwill.

GAS NATURAL Second quarter 2006 results

Goodwill in consolidation on the balance sheet as of 30 June 2006 amounted to €455.9 million and is detailed below by country:

(unaudited)

(€ Mn)	30/06/06
Puerto Rico	146.7
Italy	135.0
Spain	119.6
Mexico	33.2
Brazil	21.4

Total	455.9

Goodwill in Spain arose basically on purchased wind power companies.

3.5.- Shareholders’ equity

On 8 June 2006, the Ordinary Shareholders’ Meeting approved an 18.3% increase in the dividend, i.e. a total of €0.84 per share out of 2005 income.

Pay-out

The dividend distributed represents an increase in the pay-out from 49.5% to 50.2%, in line with the 2008 target of 52%-55%.

At 30 June 2006, shareholders’ equity totalled €5,810.9 million, having increased by 12.5% in the previous twelve months. Of that total, €5,480.3 million is attributable to GAS NATURAL, a 12.0% increase.

GAS NATURAL Second quarter 2006 results

4.- ANALYSIS OF RESULTS BY ACTIVITY

The criteria used to assign amounts to the activities are as follows:

•	The margin on intercompany transactions is allocated on the basis of the final destination of the sale, in terms of market.

•	All revenues and expenses relating directly and exclusively to a business line are allocated directly to it.

•	Corporate expenses and revenues are assigned on the basis of their use by the individual business lines.

4.1.- Distribution in Spain

This area includes gas distribution, regulated-rate supply, third-party access and secondary transportation, as well as the distribution activities in Spain that are charged for outside the regulated remuneration (meter rentals, customer connections, etc.).

4.1.1.- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
468.3	516.9	-9.4	Net sales	1,164.5	1,093.2	6.5
-173.9	-213.0	-18.4	Purchases	-558.4	-481.1	16.1
-12.1	-20.0	-39.5	Personnel costs, net	-29.5	-39.9	-26.1
-84.7	-103.7	-18.3	Other expenses/income	-161.4	-181.3	-11.0

197.6	180.2	9.7	EBITDA	415.2	390.9	6.2

-65.6	-62.8	4.5	Charge for depreciation and amortisation	-130.5	-124.9	4.5
-12.6	-3.0	—	Variation in operating provisions	-12.5	-3.6	—

119.4	114.4	4.4	Operating income	272.2	262.4	3.7

Net sales in the gas distribution business in Spain totalled €1,164.5 million, 6.5% more than in 1H05.

EBITDA amounted to €415.2 million, up 6.2% on the figure reported in 1H05 and in line with the increase in regulated remuneration for 2006. The figures in this activity are affected by the steady transition by residential customers to the liberalised market. Since 78% switched to GAS NATURAL’s own supply company (Gas Natural Servicios), the retention rate is high.

The reduction in personnel expenses was due to the fact that capitalised in-house work on fixed assets was higher in 2006, because of a 14.1% increase in capital expenditure, and this figure is stated net in the consolidated income statement under IFRS.

As a result of a 4.5% increase in depreciation and amortisation charges and the impact of provisions, operating income increased by just 3.7%.

GAS NATURAL Second quarter 2006 results

4.1.2.- Main aggregates

The main aggregates in gas distribution in Spain were as follows:

2Q06	2Q05%			1H06	1H05%
60,363	58,196	3.7	Gas activity sales (GWh):	138,125	132,568	4.2

8,336	9,093	-8.3	Tariff gas sales	26,602	29,033	-8.4
2,881	2,995	-3.8	Residential	13,463	17,333	-22.3

5,395	3,092	74.5	Industrial	10,994	5,989	83.6
60	3,006	-98.0	Electricity	2,145	5,711	-62.4
52,027	49,103	6.0	TPA	111,523	103,535	7.7

761	687	10.8	Distribution network (km)	41,076	38,526	6.6

78	85	-8.2	Change in distribution connections (‘000)	140	152	-7.9

—	—	—	Distribution connections (000) (at 30/6)	5,274	4,960	6.3

Regulated gas sales in Spain, which encompass regulated-rate gas distribution and supply as well as third-party access (TPA), amounted to 138,125 GWh, i.e. up 4.2% on 1H05.

Gas sales to the regulated residential market decreased by 22.3% due to the difference in winter temperatures and the progressive migration by customers to the liberalised segment (to GAS NATURAL’s own supply company and to rivals). The liberalised gas market now represents 84% of total gas sales, up from 81% one year ago. Nevertheless, gas sales in the industrial market increased by 83.6% on 1H05 due basically to migration back to the regulated tariff by mid-sized industrial customers as a result of market prices.

Third-party access (TPA) services increased by 7.7% to 111,523 GWh, of which 49,990 GWh (+7.8%) related to services to third parties and the other 61,533 GWh (+7.7%) to GAS NATURAL, which is the main operator in the liberalised gas market.

The distribution network was extended by 2,550 km in the last twelve months, to 41,076 km at 30 June 2006, a year-on-year increase of 6.6%. In 1H06, another 17 municipalities were connected to the gas grid, making a total of 831. Additionally, agreements were signed to link up other Spanish municipalities to the grid, and they will be implemented in the coming quarters; over 50 additional municipalities will foreseeably be connected in 2006.

GAS NATURAL is rapidly increasing the number of supply connections, having added 314,000 new connections in the last twelve months. At 30 June 2006, there were a total of 5,274,000 gas distribution connections in Spain, a 6.3% increase year-on-year.

4.2.- Distribution in Latin America

This division involves gas distribution in Argentina, Brazil, Colombia and Mexico.

GAS NATURAL Second quarter 2006 results

4.2.1.- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
369.6	326.7	13.1	Net sales	755.8	626.6	20.6
-238.8	-204.5	16.8	Purchases	-481.4	-397.7	21.0
-15.6	-13.3	17.3	Personnel costs, net	-30.4	-23.7	28.3
-28.3	-36.3	-22.0	Other expenses/income	-64.6	-67.8	-4.7

86.9	72.6	19.7	EBITDA	179.4	137.4	30.6

-22.7	-19.4	17.0	Charge for depreciation and amortisation	-47.0	-34.6	35.8
-4.5	-1.4	—	Variation in operating provisions	-8.8	-3.5	—

59.7	51.8	15.3	Operating income	123.6	99.3	24.5

Distribution earnings in Latin America continued to grow rapidly in 1H06.

Net sales totalled €755.8 million, a 20.6% increase.

EBITDA amounted to €179.4 million, i.e. €42.0 million euro more than in 1H05 (a 30.6% increase). The main factors behind this growth are as follows:

•	Improved EBITDA in all countries (€27.3 million) due to widespread business expansion.

•	Appreciation by local currencies, contributing €14.7 million to EBITDA.

Excluding the currency effect, EBITDA grew 19.9%.

EBITDA in Latin America, by country

The figure shows EBITDA in Latin America, by country, and the variation with respect to the same period of 2005.

Sales were particularly strong in Brazil, the main source of EBITDA in Latin America (41.3% of the total), which provided €74.1 million in EBITDA, 53.1% more than in 1H05 (+30.0% excluding exchange rate effects).

Net financial debt in Latin America amounted €1,114.2 million at 30 June 2006, which includes $59.0 million in dollar-denominated debt in Argentina.

GAS NATURAL Second quarter 2006 results

4.2.2.- Main aggregates

The main physical aggregates in gas distribution in Latin America are as follows:

2Q06	2Q05%			1H06	1H05%
39,636	40,575	-2.3	Gas activity sales (GWh):	82,860	80,155	3.4
24,862	24,474	1.6	Tariff gas sales	49,357	45,869	7.6
14,774	16,101	-8.2	TPA	33,503	34,286	-2.3

437	897	-51.3	Distribution network (km)	57,414	55,498	3.5

42	62	-32.3	Change in distribution connections (‘000)	86	120	-28.1

—	—	—	Distribution connections (000) (at 30/06)	4,844	4,625	4.7

Sales in the gas activity in Latin America, which include both gas sales and TPA (third-party access) services, totalled 82,860 GWh, a 3.4% increase year-on-year.

Colombia increased sales by 17.9% and Brazil by 9.6%.

The distribution network was extended by 1,916 km in the last twelve months, to 57,414 km at 30 June 2006, a year-on-year increase of 3.5%. Grid expansion was slower than in previous years since the commercial goal is to saturate the existing grid.

There were a total of 4,844,000 gas connection points at 30 June 2006. GAS NATURAL’s number of individual distribution connections continued to grow rapidly, rising by 219,000 year-on-year.

The main physical aggregates by country in 1H06 are as follows:

	Argentina	Brazil	Colombia	Mexico	Total
Gas activity sales (GWh)	33,517	21,636	6,259	21,448	82,860
Change vs. 1H05 (%)	-3.2	9.6	17.9	4.7	3.4

Distribution network (km at 30/06)	21,395	5,231	15,694	15,094	57,414
Change vs. 30/06/05 (km)	317	446	727	426	1.916

Distribution connections (‘000 at 30/06)	1,305	757	1,667	1,115	4,844
Change vs. 30/06/06 (‘000)	32	48	117	22	219

Highlights:

•	The upswing in Argentina was confirmed with further customer additions and 3.5% growth in sales (excluding TPA services to large users), including a notable 9.4% increase in sales to the residential market. TPA for large users declined due to lower demand from other distributors, but this did not significantly affect the margin.

On 20 July 2005, Gas Natural BAN and representatives of Argentina’s Economy & Production and Federal Planning, Public Investment & Services Ministries signed a memorandum agreement which, among other items, established a tariff increase in advance of the future tariff framework equivalent to a 27% increase in the company’s distribution margin, applicable as from November 2005.

GAS NATURAL Second quarter 2006 results

The President of Argentina ratified the Memorandum Agreement, as published in the Official Gazette of the Republic of Argentina on 10 April 2006. The application of the approved increases is currently being discussed with the regulator.

•	Sales in Brazil continued to grow at close to 10% yoy, in line with the trend in 2004 and 2005. There was a 22.2% increase in sales for automotion and 10.6% growth in sales to industry despite the uncertainty generated by the nationalisation of gas in Bolivia.

•	Growth is double-digit in all markets in Colombia. Sales rose by 17.9% and the customer base expanded by over 117,000 year-on-year to 1,667,000 connection points. Also, in 1H06 the use of natural gas as a fuel for vehicles increased by 42.6%, and a total of 11,700 vehicles were converted to run on natural gas (57.3% more than in 1H05).

•	Gas sales in Mexico increased by just 4.7% due to the negative effect of rising gas prices (referenced to prices in the southern US). The Mexican government is implementing measures to palliate that effect: since 15 April 2005, it has offered residential customers with an average monthly consumption of under 60 m3 a subsidy which reduces gas bills by up to 28.0%; this will initially be in force until 30 September 2006.

4.3.- Distribution in Italy

This area refers to gas distribution in Italy.

4.3.1.- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
16.1	9.7	66.0	Net sales	109.3	68.9	58.6
-15.5	-5.0	—	Purchases	-80.9	-40.5	99.8
-3.4	-3.2	6.3	Personnel costs, net	-6.6	-6.2	6.5
2.3	-0.4	—	Other expenses/income	-1.5	-4.3	-65.1

-0.5	1.1	—	EBITDA	20.3	17.9	13.4

-7.0	-5.0	40.0	Charge for depreciation and amortisation	-13.7	-10.0	37.0
—	—	—	Variation in operating provisions	—	—	—

-7.5	-3.9	92.3	Operating income	6.6	7.9	-16.5

Gas distribution in Italy contributed €20.3 million in EBITDA (+13.4%), evidencing that GAS NATURAL’s operations in that country are gaining in strength.

Expansion into the regions of Reggio Calabria and Catania, which led to greater investment (to add 267 km of distribution grid) and the resulting 37.0% increase in depreciation and amortisation charges led to €6.6 million in operating income, 16.5% less than in 1H05.

GAS NATURAL Second quarter 2006 results

4.3.2.- Main aggregates

2Q06	2Q05%			1H06	1H05%
142	407	-65.1	Gas activity sales (GWh):	1,605	1,734	-7.4
121	384	-68.6	Tariff gas sales	1,551	1,685	-8.0
21	23	-8.7	TPA	54	49	10.2

60	50	20.0	Distribution network (km)	3,880	3,613	7.4

10	7	42.9	Distribution connections (‘000) (at 30/06)	300	264	13.6

A total of 1,605 GWh of gas were distributed in Italy, i.e. 7.4% less than in 1H05, due basically to milder weather conditions this year.

Commercial activity firmed up in 2006 with the addition of 36,000 new connection points and intense activity in the Palermo, Catania and Reggio Calabria regions. The company expects to exceed that growth figure in 2006 and add close to 40,000 connection points.

4.4.- Electricity in Spain

This area includes power generation in Spain (combined cycle plants, wind farms and cogeneration), trading via electricity purchases in the wholesale market, and the supply of electricity in the liberalised market in Spain.

4.4.1.- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
326.2	235.1	38.7	Net sales	689.4	436.3	58.0
-233.5	-194.2	20.2	Purchases	-494.3	-355.6	39.0
-1.9	-1.4	35.7	Personnel costs, net	-4.1	-2.2	86.4
-30.9	-23.6	30.9	Other expenses/income	-60.1	-40.5	48.4

59.9	15.9	—	EBITDA	130.9	38.0	—

-18.6	-12.8	45.3	Charge for depreciation and amortisation	-36.6	-18.9	93.7
—	-1.8	—	Variation in operating provisions	-0.6	-1.5	-60.0

41.3	1.3	—	Operating income	93.7	17.6	—

Net electricity sales totalled €689.4 million, a 58.0% increase.

In line with the trend observed in 2005, the power generation business continued to be favoured by high pool prices, which averaged €59.66/MWh in 1H06.4

Electricity supply continues to be hurt by having to compete with the regulated tariff, which is well below market prices (driven up by rising fuel costs, low precipitation and the impact of CO2 emission permit prices).

[4]	Calculated taking account of the impact of Royal Decree Law 3/2006.

GAS NATURAL Second quarter 2006 results

The combination of these factors led to €130.9 million in EBITDA in 1H06, more than triple the figure reported in 1H05.

4.4.2.- Main aggregates

The key figures of GAS NATURAL’s electricity activities in Spain are as follows:

2Q06	2Q05%			1H06	1H05%
9	228	-96.1	Installed capacity (MW):	3,127	1,902	64.4
—	—	—	CCGT	2,800	1,600	75.0
9	228	-96.1	Wind	305	279	9.3
—	—	—	Cogeneration	22	23	-4.3

5,498	2,260	—	Electricity generated (GWh):	9,690	4,057	—
5,316	2,085	—	CCGT	9,284	3,810	—
144	139	3.6	Wind	329	185	—
38	36	5.6	Cogeneration	77	62	24.2

-544	-284	91.5	Contracted electricity (GWh/year)	565	4,433	-87.3

681	1,707	-60.1	Electricity sales (GWh):	1,682	3,209	-47.6
441	452	-2.4	Residential	1,092	840	30.0
240	1,255	-80.9	Industrial	590	2,369	-75.1

A total of 5,498 GWh were generated and sold to the wholesale market in 2Q06, 143% more than in 2Q05. The change is due to the fact that the Cartagena (1,200 MW) plant entered commercial operation in the first quarter and is now fully operational.

The combined cycle plants generated 5,316 GWh in 2Q06, considerably more than the amount of electricity sold in the supply business. GAS NATURAL had an 8.8% share of the “ordinary regime” power generation market in 1H06.

The plants attained over 3,321 equivalent hours of operation at full load in the first half of 2006, representing a load factor of over 77%.

The business of electricity supply in the liberalised market continued to be penalised by high prices. The supply business still competes with the (considerably lower) regulated tariff, leading to losses when the market cost exceeds the tariff. Consequently, many supply companies are streamlining their customer portfolio in the liberalised market and customers are increasingly reverting to the regulated tariff.

Industrial Customers portfolio

(TWh/y)

GAS NATURAL’s portfolio of electricity contracts with industrial customers continued the trend observed in the second half of 2005; in the last twelve months, it has greatly reduced the amount of contracted electricity supply (from 4,433 GWh/year in 1H05 to 565 GWh/year in 1H06) and the number of customers (from 2,003 to 271).

This reduction in the portfolio was also felt in the residential segment, with a slight decrease.

GAS NATURAL Second quarter 2006 results

Electricity supply to industrial customers fell 75.1% with respect to 1H05. Electricity sales to residential customers were practically constant in 2Q06 but increased by 30% overall in 1H06; the company has a portfolio of 440,000 contracts in this segment.

GAS NATURAL has 2,800 MW of operational combined cycle power production capacity, another 1,200 MW under construction (Plana del Vent and Málaga) and 800 MW at an advanced stage of permit obtainment, all in line with the objective of having 4,800 MW of CCGT capacity by 2008.

In June 2006, GAS NATURAL and Málaga city government signed an agreement for the construction of a 400 MW combined cycle plant which will cost over €200.0 million and will foreseeably become operational in 2Q08. The new combined cycle plant has the requisite Environmental Impact Declaration from the Environment Ministry.

After acquiring wind assets through its subsidiary Gas Natural Corporación Eólica and completing wind farms it developed itself, GAS NATURAL now has 679 MW of gross installed capacity (305 MW attributable) and over 1,200 MW of wind capacity under development.

In 2Q06, 28 MW became operational (9.3 MW attributable) and another 62.6 MW (52.1 MW attributable) were at an advanced stage of construction, with start-up scheduled this year. The wind power projects are located in the following regions: Galicia, Cantabria, Castilla y León, Navarra, La Rioja, Aragón, Cataluña, Andalucía and Castilla-La Mancha. GAS NATURAL has strengthened its position as one of the leading players in renewable energy, specifically wind power. GAS NATURAL’s net attributable wind output was 144 GWh in 2Q06.

On 21 January 2005, the Spanish Cabinet approved the final individual allocation of greenhouse gas emission rights for 2005-2007; GAS NATURAL was allocated 13.670 million tonnes of CO2.

The rights allocated per year in 2005, 2006 and 2007 are as follows:

(Mt CO2)	2005	2006	2007
Emission rights	3.592	4.225[5]	5.853[5]

During 2Q06, the company acquired emission rights in the European markets to cover the shortfall projected for 2006, as required by the regulations.

Additionally, since the entry into force of Royal Decree Law 3/2006 on 3 March, the combined cycle plants’ revenues have been cut by an estimated €33.5 million, based on market prices. Final figures will depend on detailed rule-making under that Law to deal with the power that is affected and the price to be applied.

On 12 July 2006, Spain’s Ministers of the Environment, Industry, Commerce & Tourism and Economy presented the draft National Allocation Plan (NAP) of emission rights for 2008-2012. The NAP seeks to comply with the Kyoto commitments while preserving competitiveness and economic and budgetary stability. The annual allocation is 19% lower than in the 2005-2007 NAP; the electricity industry suffered the largest cut due to its lower exposure to competition and its greater capacity to internalise costs.

Spain’s NAP is based on the idea that “Spain’s future energy balance will be shaped by a greater contribution from clean and renewable energies, growing participation by end users in the context of a liberalised market, to ensure rational, efficient use of energy, and massive introduction of technology to greatly improve energy efficiency”. In coherence with that goal, natural gas and renewables will increase their share of electricity production while coal and oil will decline due to the change in the power generation structure in line with the “2002-2011 Electricity and Gas Plan. 2005-2011 Update”.

[5]	1.847 million tonnes of CO2 in 2006 and the allocation for 2007 have yet to be transferred to Gas Natural.

GAS NATURAL Second quarter 2006 results

4.5.- Electricity in Puerto Rico

GAS NATURAL has been operating in Puerto Rico since October 2003, when it acquired 47.5% of EcoEléctrica and the exclusive right to import gas to the island, plus an operation, maintenance and fuel management contract.

4.5.1.- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
39.4	33.0	19.4	Net sales	77.0	62.1	24.0
-23.0	-14.8	55.4	Purchases	-39.4	-27.7	42.2
-0.8	-0.7	14.3	Personnel costs, net	-1.6	-1.3	23.1
-3.1	-2.1	47.6	Other expenses/income	-5.4	-4.9	10.2

12.5	15.4	-18.8	EBITDA	30.6	28.2	8.5

-4.3	-4.0	7.5	Charge for depreciation and amortisation	-9.6	-7.7	24.7
1.9	-1.0	—	Variation in operating provisions	-0.2	-1.8	-88.9

10.1	10.4	-2.9	Operating income	20.8	18.7	11.2

GAS NATURAL’s activities in Puerto Rico provided US$37.5 million in EBITDA, 3.3% more than in 2005.

4.5.2.- Main aggregates

EcoEléctrica has a regasification plant (capacity: 115,000 m3) and a CCGT (540 MW). The CCGT, the first investor-owned gas-fired power plant in Puerto Rico, is located in Peñuelas, to the south of the island, and produces 15%-17% of the island’s total electricity needs.

In 1H06, EcoEléctrica generated 1,600 GWh net (800 GWh attributable to GAS NATURAL), with a load factor of 73%, i.e. similar to 1H05.

4.6.- Gas

4.6.1.- Upstream + Midstream

This area includes the development of integrated LNG projects, hydrocarbon development and production, maritime transportation, and the operation of the Maghreb-Europe gas pipeline.

GAS NATURAL Second quarter 2006 results

4.6.1.1- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
67.9	60.5	12.2	Net sales	145.0	120.7	20.1
-9.5	-11.8	-19.5	Purchases	-21.6	-21.3	1.4
-0.9	-1.6	-43.8	Personnel costs, net	-1.9	-2.9	-34.5
-15.3	-7.7	98.7	Other expenses/income	-24.7	-13.2	87.1

42.2	39.4	7.1	EBITDA	96.8	83.3	16.2

-12.3	-12.0	2.5	Charge for depreciation and amortisation	-25.4	-23.6	7.6
—	—	—	Variation in operating provisions	—	0.1	—

29.9	27.4	9.1	Operating income	71.4	59.8	19.4

Net sales in the Upstream + Midstream business totalled €145.0 million, a 20.1% increase.

EBITDA amounted to €96.8 million in 1H06, 16.2% more than in 1H05 due basically to a larger contribution from EMPL (despite a slight reduction in the volume transported), greater utilisation of the tanker fleet (97%, vs. 78% in 1H05), and the dollar’s appreciation.

4.6.1.2.- Main aggregates

The main aggregates in international gas transportation are as follows:

2Q06	2Q05%			1H06	1H05%
33,673	36,880	-8.7	Gas transportation-EMPL (GWh):	68,601	73,435	-6.6
7,905	9,090	-13.0	Portugal-Morocco	15,949	17,455	-8.6
25,768	27,790	-7.3	GAS NATURAL	52,652	55,980	-5.9

The gas transportation activity conducted in Morocco, through companies EMPL and Metragaz, represented a total volume of 68.601 GWh in 1H06, a 6.6% decline. Of that figure, 52,652 GWh were transported for GAS NATURAL through Sagane and 15,949 GWh for Portugal and Morocco.

In March 2006, GAS NATURAL acquired 100% of Petroleum Oil & Gas España, a company involved in hydrocarbon exploration, development and production in Spain, with gas reserves basically in the Guadalquivir valley. The acquisition of Petroleum Oil & Gas provides GAS NATURAL with the only known reserves of gas in Spain, enabling it to strengthen and expand its know-how in E&P and development of underground storage as well as expanding its storage capacity.

A notable development under the agreement between GAS NATURAL and Repsol YPF for the exploration, production, liquefaction, transportation, trading and wholesale supply of liquefied natural gas (LNG) is the joint development of the Gassi Chergui exploration project in Algeria and the integrated project to explore, produce and supply LNG in Gassi Touil (Algeria), which includes building a gas liquefaction plant in Arzew with a capacity of 5.2 bcm per year that can be extended in the future with a second train; the company which will take charge of plant construction and operation, El Andalus LNG, was incorporated recently, with GAS NATURAL owning 32%.

GAS NATURAL Second quarter 2006 results

Gassi Touil Project

Plant design and construction is scheduled to take 54 months.

Conceptual engineering of the plant and port installations was completed in 2005. Geotechnical and seismic studies and environmental impact studies have been conducted for the site and the contracts have been awarded for the principal items of equipment.

Additionally, for the development of the Gassi Touil, Rhourde Nouss and Hamra areas, the most ambitious seismic survey yet undertaken in Algeria is proceeding on schedule. An intensive drilling campaign is also under way; the first well was drilled in June 2006. At the same time, work is proceeding on the design and construction of the gas production and processing facilities, the basic engineering work for the liquefaction plant is well advanced, and detail engineering work is scheduled to begin in 2H06.

Exploration work is also being conducted in those areas to discover additional hydrocarbon reserves for subsequent development and production so as to feed a second liquefaction train.

Through Stream, their international LNG joint venture, GAS NATURAL and Repsol YPF have signed a memorandum of understanding with the Nigerian government for the development of a major LNG project in that country, including the possible construction and operation of an LNG liquefaction plant with an initial capacity of 10 bcm of natural gas, and for the acquisition and development of gas reserves to feed the plant. The initiative will help ensure gas supplies in the long term.

In April 2006, GAS NATURAL and Repsol YPF signed a standard 20-year time charter for a gas tanker (capacity: 138,000 m3) which will come into service in 2009 to cover projected LNG shipping needs.

GAS NATURAL filed an application with the Italian Industry Ministry for permission to develop projects to build two regasification plants in Italy (Trieste and Taranto). The two projects are similar, consisting of two tanks with a capacity of 150,000 m3 and a regasification capacity of 8 bcm per year each.

4.6.2.- Wholesale & Retail

This area includes wholesale and retail gas supply in Spain and other countries, and the supply of other related products and services in Spain.

The supply of gas to other distributors corresponds to supplies to Enagás for the regulated gas distribution market.

GAS NATURAL Second quarter 2006 results

4.6.2.1- Results

			(unaudited)

2Q06	2Q05%		(€ Mn)	1H06	1H05%
1,379.5	1,076.3	28.2	Net sales	3,459.2	2,483.8	39.3
-1,307.0	-1,015.8	28.7	Purchases	-3,329.9	-2,403.5	38.5
-5.9	-4.9	20.4	Personnel costs, net	-11.7	-9.6	21.9
-37.7	-44.7	-15.7	Other expenses/income	-63.6	-46.3	37.4

28.9	10.9	—	EBITDA	54.0	24.4	—

-1.5	-1.3	15.4	Charge for depreciation and amortisation	-3.2	-2.5	28.0
-3.8	0.1	—	Variation in operating provisions	-4.6	-0.5	—

23.6	9.7	—	Operating income	46.2	21.4	—

Net sales in the gas supply business totalled €3,459.2 million, a 39.3% increase on 1H05.

EBITDA in the first half of 2006 amounted to €54.0 million, compared with €24.4 million in the same period of 2005.

Under Order ITC 4101/2005, dated 27 December, which also established the natural gas tariffs for 2006, the raw material cost calculation structure includes the supply cost expected in the winter months (in line with that recognised in Order ITC 3321/2005, dated 27 October), which improves pricing in the liberalised market. The raw material cost was increased by 14%.

As a result of measures adopted to favour liberalisation, the recognition of raw material costs, convergence towards international prices, plus the commercial policy applied by GAS NATURAL, EBITDA continued the positive trend that commenced in mid-2005.

Gas industrial portfolio (TWh/y)

GAS NATURAL is maintaining its commercial policy oriented towards optimising its portfolio of liberalised market gas contracts and its discount policy in order to adapt to current market conditions. In this connection, the portfolio of contracts has been cut to 97.9 TWh/year in the last twelve months (from 103.7 TWh/year).

Additionally, the average discount on the tariff in the industrial market was 1.1% in 1H06, compared with 10.7% in 1H05.

GAS NATURAL Second quarter 2006 results

4.6.2.2. - Main aggregates

The main aggregates in the procurement and supply activity are as follows:

2Q06	2Q05%			1H06	1H05%
67,968	67,600	0.5	Gas supply (GWh):	157,687	156,874	0.5

58,351	58,244	0.2	Spain:	135,328	134,163	0.9
10,673	11,774	-9.4	Regulated market	34,228	35,617	-3.9
47,678	46,470	2.6	Liberalised market:	101,100	98,546	2.6
39,399	34,771	13.3	GAS NATURAL[6]	84,029	75,681	11.0
8,279	11,699	-29.2	Supply to third parties	17,071	22,865	-25.3

9,617	9,356	2.8	International:	22,359	22,711	-1.5
7,426	7,222	2.8	USA	14,813	16,203	-8.6
2,191	2,134	2.7	Supply Europe	7,546	6,508	15.9

—	—	—	Multiutility contracts (at 30/06)	2,324,982	2,078,196	11.9

—	—		Contracts per customer (at 30/06)	1.48	1.45	2.1

A total of 157,687 GWh of natural gas was supplied wholesale, i.e. 0.5% more than in 1H05; 135,328 GWh were sold in the Spanish market (+0.9%) and the other 22,359 GWh were sold in other countries (-1.5%).

Wholesale gas supplies for the regulated market are sold to Enagás which, in addition to inventory management, supplies the gas to distribution companies, both those in the GAS NATURAL group and third parties; the total amount decreased by 3.9% to 34,228 GWh due to greater market opening despite certain mid-sized industrial customers reverting to the regulated market.

Sales to the liberalised market amounted to 101,100 GWh, a 2.6% increase on 1H05. Of those sales, 84,029 GWh were to end customers of GAS NATURAL, mainly in the industrial market, as well as to CCGTs and households (11.0% more than in 1H05). GAS NATURAL sold 17,071 GWh of gas for supply to the liberalised market by other supply companies (a 25.3% decrease).

Despite a sharp increase in gas supply elsewhere in Europe (+15.9%), international wholesale gas procurements fell by 1.5% due to lower sales to the US and a change in their frequency with respect to 1H05.

In GAS NATURAL’s multi-product area, close to 116,200 gas maintenance contracts were added in 1H06, making a total of 1,541,100 contracts in force at 30 June 2006.

GAS NATURAL continues to develop products and services based on off-line and on-line marketing channels. At 30 June 2006, GAS NATURAL had 189 franchise centres, one company-owned centre and 708 associated centres—a powerful sales network that is unmatched in Spain.

At 30 June 2006, GAS NATURAL had close to 2,325,000 product and service contracts other than for gas sales, which include financial services and the sale of electricity; this represents an 11.9% increase on 30 June 2005; consequently, there were 1.48 contracts per customer in Spain.

Because of marketing efforts, the number of homes with gas heating increased by close to 12,800, and 22,200 appliances were sold, including over 4,400 air conditioning installations.

[6]	Does not include exchanges with other energy companies.

GAS NATURAL Regulatory disclosures

Summarised below are the regulatory disclosures to the CNMV from 1 January 2006 to this date:

•	GAS NATURAL files press advertisement announcing the interim dividend payment (disclosed 3 January 2006).

•	GAS NATURAL respects the Competition Court’s decision but reiterates that the tender offer for Endesa does not pose any competition problems (disclosed 5 January 2006).

•	In a visit to Galicia by the Group’s Human Resources Manager and Strategy & Development Manager, GAS NATURAL states that the tender offer will not have an impact on jobs or investments in Galicia (disclosed 13 January 2006).

•	GAS NATURAL files a copy of the order by the President of the Court of First Instance of the European Communities dated 1 February 2006 (disclosed 2 February 2006).

•	The Board of Directors of GAS NATURAL will study whether or not it will accept the conditions imposed by the Spanish Cabinet in order to proceed with the tender offer (disclosed 3 February 2006).

•	GAS NATURAL announces that it will hold a press conference to inform the media about the decision made by the extraordinary Board of Directors meeting regarding the conditions imposed by the Spanish Cabinet in order to proceed with the tender offer for Endesa (disclosed 6 February 2006).

•	On 6 February 2006, the Board of Directors of GAS NATURAL resolves to continue with the tender offer in view of the Spanish Cabinet’s decision to impose certain conditions regarding the economic concentration consisting of GAS NATURAL taking exclusive control of Endesa (disclosed 6 February 2006).

•	GAS NATURAL files the presentation from the press conference held on 6 February 2006 (disclosed 6 February 2006).

•	On 6 February 2006, the Board of Directors of GAS NATURAL appoints Miguel Valls Maseda (independent director) as member of the Board of Directors’ Audit & Control Committee in place of José Luis Jové Vintró (proprietary director) (disclosed 7 February 2006).

•	GAS NATURAL announces the start-up of the Escombreras (Cartagena) 1,200 MW combined cycle plant (disclosed 16 February 2006).

•	GAS NATURAL publishes the invitation to the conference call to discuss the 2005 earnings (disclosed 17 February 2006).

•	In response to the tender offer made by German company E.On for Endesa, GAS NATURAL issues a communiqué stating that its tender offer is going ahead in line with the initially-planned approval periods (disclosed 21 February 2006).

•	The Board of Directors analyses the recent changes in the energy sector regulations and maintains its decision to continue with the tender offer for the stock of Endesa, S.A. (disclosed 28 February 2006).

•	GAS NATURAL files documentation on the publication of its 2005 results (disclosed 1 March 2005).

•	GAS NATURAL files its presentation of 2005 earnings in both Spanish and English (disclosed 1 March 2006).

GAS NATURAL Regulatory disclosures

•	The CNMV indicates the acceptance period for the takeover bid for Endesa (disclosed 6 March 2006),

•	The Board of Directors of Gas Natural SDG decides to hold an Extraordinary Shareholders’ Meeting on 7 April (disclosed 6 March 2006).

•	GAS NATURAL files the documentation made available to shareholders for the Extraordinary Shareholders’ Meeting (disclosed 7 March 2006).

•	GAS NATURAL rejects the statement by José María Cuevas, Chairman of the Spanish industry federation CEOE (disclosed 9 March 2006).

•	The Gassi Touil LNG project in Algeria commences (disclosed 14 March 2006).

•	GAS NATURAL will analyse the precautionary measures ordered by the Madrid Provincial Court (disclosed 21 March 2006).

•	GAS NATURAL will study the decision in the order before taking the legal steps it considers appropriate to defend its interests and those of its shareholders (disclosed 21 March 2006).

•	GAS NATURAL resolves to propose that the Shareholders’ Meeting increase the dividend by 18.3% and pay a total of €0.84 gross per share out of 2005 income, €0.31 of which were paid in January (disclosed 31 March 2006).

•	GAS NATURAL acquires 100% of Petroleum Oil & Gas España S.A. (disclosed 31 March 2006).

•	GAS NATURAL and Repsol YPF sign a framework agreement to develop a macro LNG project in Nigeria (disclosed 7 April 2006).

•	GAS NATURAL files the presentation given at the press conference on the occasion of the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	GAS NATURAL files the presentation give at the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	GAS NATURAL files the documentation provided to shareholders at the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	GAS NATURAL files the press release issued on the occasion of the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	The Extraordinary Shareholders’ Meeting approves all the items on the Agenda contained in the notice of meeting (disclosed 7 April 2006).

•	GAS NATURAL will examine the grounds and consequences of the Supreme Court decision (disclosed 21 April 2006).

•	The Board of Directors of GAS NATURAL resolves to hold the Ordinary Shareholders’ Meeting on 8 June 2006 (disclosed 5 May 2006).

GAS NATURAL Regulatory disclosures

•	GAS NATURAL files the documentation made available to shareholders for the Ordinary Shareholders’ Meeting (disclosed 5 May 2006).

•	GAS NATURAL and Repsol YPF sign a contract for a new LNG tanker ship (disclosed 8 May 2006).

•	GAS NATURAL files documentation on the publication of its first quarter 2006 results (disclosed 9 May 2006).

•	GAS NATURAL files its presentation of 1Q06 earnings in both Spanish and English (disclosed 9 May 2006).

•	GAS NATURAL announces that, since Guzmán Solana Gómez is no longer an employee of the company, he is no longer classified as an Executive Director and is re-classified as a Proprietary Director nominated by REPSOL-YPF, S.A. (disclosed 11 May 2006).

•	GAS NATURAL files a correction to the motions laid by the Board of Directors before the Ordinary Shareholders’ Meeting scheduled for 8 June 2006 (disclosed 30 May 2006).

•	Announcement that all the items on the Agenda of the Ordinary Shareholders’ Meeting on 8 June 2006 were passed as proposed by the Board of Directors of Gas Natural SDG (disclosed 8 June 2006).

•	Filing of information relating to the Ordinary Shareholders’ Meeting (disclosed 8 June 2006).

•	GAS NATURAL files a document relating to the presentation given at the Ordinary Shareholders’ Meeting (disclosed 8 June 2006).

•	GAS NATURAL files the presentation to the media on the occasion of the Ordinary Shareholders’ Meeting (disclosed 8 June 2006).

•	GAS NATURAL and Málaga city government sign an agreement to build a 400 MW combined cycle plant (disclosed 14 June 2006).

•	Remittal of the press advertisement announcing the payment of the supplementary dividend (disclosed 28 June 2006).

•	GAS NATURAL and ASCER sign the largest supply contract in Spanish industry (disclosed 28 June 2006).

•	GAS NATURAL announces the adjustment to the consideration per Endesa share in its Offer as a result of the payment of a dividend by Endesa (disclosed 3 July 2006).

•	GAS NATURAL publishes the invitation to the conference call to discuss the 1H06 earnings (disclosed 3 July 2006).

•	GAS NATURAL files a communiqué on its position with regard to the decision by the Luxembourg Court of First Instance as to the domestic dimension of Gas Natural’s Takeover Bid for Endesa (disclosed 14 July 2006).

•	GAS NATURAL implements a Code of Conduct for all its employees (disclosed 18 July 2006).

•	GAS NATURAL attains 300,000 customers in Italy (disclosed 20 July 2006).

GAS NATURAL Related-party transactions

In compliance with the provisions of Ministerial Order EHA/3050/2004, dated 15 September, on disclosures of related-party transactions by companies with securities listed on official secondary markets, below is itemised, quantified information about the related-party transactions in the first half of 2006. That Order does not require disclosure of transactions in the ordinary course of business which are performed on an arm’s-length basis and are for non-material amounts, which is deemed to mean transactions that are not material for the purpose of providing a true and fair view of the company’s net worth, financial position and earnings. Likewise, it is not necessary to disclose transactions between companies in the same consolidated group provided that they are eliminated in consolidation and are conducted in the ordinary course of business.

Related parties are defined as:

•	Significant shareholders of GAS NATURAL, i.e. those owning 5% or more, and those who, though not significant, have exercised the power to nominate a member of the Board of Directors.

Based on the foregoing definition, GAS NATURAL’s related parties are Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”), Repsol YPF, Holding de Infraestructuras y Servicios Urbanos (HISUSA) and Caixa de Catalunya.

•	Directors and executives of the company, and their immediate families. The term “director” means a member of the Board of Directors; “executive” means a member of the Management Comittee of GAS NATURAL.

•	Any other person meeting the conditions or requirements established by law or regulation in order to be deemed to be a related party.

Transactions with the “la Caixa” Group

•	Financing of the takeover bid. “la Caixa” is one of the banks that is involved in the loan of up to €7,806.0 million that will be used solely to finance the cash payment to Endesa shareholders who accept the tender offer. “la Caixa” is also acting as a payment agent in that contract. The loan contract was syndicated on 21 October 2005 among another 22 financial institutions. Moreover, “la Caixa” is the odd-lot agent that will be involved in the exchange of odd lots of Endesa shares, and the settlement agent. The amount of that loan was reduced automatically to €6,367.0 million following the automatic adjustment on 3 July 2006 of the consideration offered in the Tender Offer as a result of the payment of the supplementary dividend approved by Endesa’s Ordinary Shareholders’ Meeting in February 2006.

•	Syndicated loans. “la Caixa” participates in syndicated loans of €52.3 million and $45.8 million (€36.1 million), maturing between 2007 and 2009, on which €1.6 million in unpaid interest had accrued at 30 June 2006. At 31 December 2005, the syndicated loans amounted to €52.3 million and $54.0 million (€45.6 million), and the accrued unpaid interest amounted to €1.9 million. The balances are included in financial debt. The accrued interest amounted to €3.3 million at 30 June 2006 and €2.3 million at 30 June 2005

•	Credit lines. GAS NATURAL has €200.0 million in credit facilities from which it had not drawn any amount at 30 June 2006. At 31 December 2005, the available credit lines amounted to €30.0 million, against which €8.0 million had been drawn. Interest accrued amounted to €0.7 million at 30 June 2006 and was non-material at 30 June 2005.

GAS NATURAL Related-party transactions

•	Club deal loan contract. “la Caixa” is the agent bank that coordinates the club deal loan contract, in which it participates with €10.0 million. That amount is correct at both 30 June 2006 and 31 December 2005.

•	Guarantees. The guarantees provided amounted to €100.8 million (limit: €108.3 million) at 30 June 2006 and to €109.1 million (€116.1 million) at 31 December 2005.

In addition to those guarantees, “la Caixa” granted an irrevocable bank guarantee to GAS NATURAL in connection with the tender offer for Endesa.

GAS NATURAL acts as a counter-guarantor in a loan that “la Caixa” granted to Gas Natural BAN. The revenues accrued for this amounted to €1.2 million at 30 June 2006 and €1.0 million at 30 June 2005.

•	Pension plans and personnel insurance. In 1H06, €3.4 million were paid to “la Caixa” group companies as contributions to employee pension plans and employee-related insurance. The amount paid in 2005 was €2.9 million.

VidaCaixa was chosen to provide whole life insurance for certain executives of GAS NATURAL.

•	“la Caixa” participation in EMTN and ECP programmes. InverCaixa Valores was one of the eight dealers of GAS NATURAL’s EMTN (Euro Medium Term Note) programme and one of the five dealers of its ECP (Euro Commercial Paper) programme. In 2005, InverCaixa was folded into “la Caixa”; consequently, the EMTN programmes are currently being renewed directly with “la Caixa” as dealer.

•	Exchange rate hedges of future payments in foreign currencies and interest payments. At 30 June 2006, hedges amounted to €553.7 million for future payments in foreign currencies and to €408.0 million for interest payments. At 31 December 2005, hedges amounted to €567.0 million for future payments in foreign currencies and to €406.1 million for interest payments.

•	2002-06 Incentive Plan. The current incentive plan for managers arranged by GAS NATURAL with “la Caixa” corresponds to 2002, when 279,411 stock options were arranged; 5,418 options were exercised in 2004 and 136,265 options in 2005. The other options were exercised in 1Q06, and there were no options remaining to exercise thereafter.

•	Operating leases. An operating lease contract was signed with Torre Marenostrum, S.L., a company owned 45% by Gas Natural SDG, S.A. and 55% by Inmobiliaria Colonial, for the lease of the building which will house GAS NATURAL’s head offices. At 30 June 2006, €1.4 million had been paid.

•	Bank accounts at “la Caixa”. Cash and cash equivalents amounted to €146.7 million at 30 June 2006 and €30.2 million at 31 December 2005. Interest accrued under this heading amounted to €1.4 million at 30 June 2006 and €0.8 million at 30 June 2005.

•	Other. The service provided by GAS NATURAL to collect instalments on financing of gas installations amounted to €1.0 million in 1H06 and €1.1 million in 1H05.

Other services provided by “la Caixa” group companies amounted to €1.0 million in 1H06 and €1.5 million in 1H05.

In 2006, Promocaixa will manage the GAS NATURAL “Puntos Natural” customer loyalty plan in Spain.

•	Dividends. Dividends paid amounted to €45.9 million at 30 June 2006 and €105.1 million at 31 December 2005.

GAS NATURAL Related-party transactions

Transactions with the Repsol YPF Group

•	Purchases and sales. Purchases of natural gas, liquefied natural gas and sundry services amounted to €415.2 million at 30 June 2006 and €251.2 million at 30 June 2005. Those figures include liquefied natural gas (LNG) purchased to supply the Cartagena combined cycle plant.

Sales of natural gas, liquefied natural gas, electricity and sundry services amounting to €99.5 million at 30 June 2006 and €202.5 million at 30 June 2005.

•	Brazil. GAS NATURAL granted Repsol YPF a pre-emptive option to supply natural gas in Brazil for three years, with an attached commitment to pay $30.0 million (annual payments of $10.0 million) to GAS NATURAL. The first payment was made in December 2004 and the second in December 2005, so the remaining $10.0 million has yet to accrue.

•	Midstream. In the context of the midstream agreements, GAS NATURAL and Repsol YPF signed a time charter with shipping company Knutsen for a 138,000 m3 gas tanker which the two companies will use for shipping liquefied natural gas starting in 2009.

•	Dividends. Dividends paid through 30 June 2006 amounted to €42.8 million. Dividends paid in 2005 amounted to €98.1 million.

Transactions with Caixa de Catalunya

•	Financing of the tender offer. Caixa Catalunya is one of the banks providing the loan of €7,806.0 million to be used solely to finance the cash payment to Endesa shareholders who accept the tender offer. The loan contract was syndicated on 21 October 2005 among 22 financial institutions. The amount of that loan was reduced automatically to €6,367.0 million following the automatic adjustment on 3 July 2006 of the consideration offered in the Tender Offer as a result of the payment of the supplementary dividend approved by Endesa’s Ordinary Shareholders’ Meeting on 25 February 2006.

•	Credit lines. GAS NATURAL has €30.0 million in credit facilities against which it had not drawn any amount at 30 June 2006. At 31 December 2005, it had €30.0 million in credit lines against which it had drawn €10.9 million. Accrued interest amounted to €0.1 million at 30 June 2006 and was not material at 31 December 2005.

•	Guarantees. The guarantees provided amounted to €28.3 million (limit: €30 million) at 30 June 2006 and to €28.3 million (limit: €31.3 million) at 31 December 2005.

•	Interest hedges. Interest hedges amounted to €13.7 million at 30 June 2006. At 31 December 2005, interest hedges amounted to €6.9 million.

•	Bank accounts at Caixa Catalunya. At 30 June 2006, cash and cash equivalents amounted to €0.4 million. The balance at 31 December 2005 was not material. Accrued interest amounts to €0.1 million.

•	Other. Caixa Catalunya is involved in a €1.5 million leasing transaction that expires in 2008.

•	Dividends. Dividends paid through 30 June 2006 amounted to €4.2 million. Dividends paid in 2005 amounted to €9.6 million.

GAS NATURAL Related-party transactions

Transactions with Holding de Infraestructuras y Servicios Urbanos (HISUSA)

•	Dividends. Dividends paid in 1H06 amounted to €6.9 million. Dividends paid in 2005 amounted to €15.9 million.

Transactions with directors, executives and close relatives

•	The members of the Board of Directors collected a total of €2.8 million in meeting attendance fees and for work and other direct responsibilities at various executive levels.

Total indemnities paid to members of the Board of Directors for termination of employment in 1H06 amounted to €2.6 million.

•	The total remuneration paid to the Management Committee amounted to €1.6 million.

GAS NATURAL Annexes

• GAS NATURAL:	CONSOLIDATED PROFIT & LOSS ACCOUNT

• GAS NATURAL:	ANALYSIS OF RESULTS BY ACTIVITY

• GAS NATURAL:	CONSOLIDATED BALANCE SHEET

• GAS NATURAL:	CONSOLIDATED CASH FLOW STATEMENT

GAS NATURAL Consolidated profit & loss account

(unaudited)

(€ Mn)	1S06	1S05
Net sales	5,422.2	3,788.2
Other revenues	53.9	38.6
Purchases	-4,022.1	-2,634.7
Personnel costs, net	-137.1	-120.1
Other costs	-382.5	-345.0

EBITDA	934.4	727.0

Depreciation and amortization of fixed assets	-290.8	-245.2
Change in operating provisions	-27.3	-10.5

OPERATING INCOME	616.3	471.3

Financial results, net	-137.1	-101.7
Net loss from assets deterioration	—	-0.5
Equity income	3.0	23.51
Gains on disposal on non current assets	180.2	162.1

CONSOLIDATED PRE-TAX PROFIT	662.4	554.7

Corporate income tax	-176.1	-153.9
Minority interest	-30.5	-33.0

PROFIT ATTRIBUTABLE TO THE GROUP	455.8	367.8

GAS NATURAL Analysis of results by activity

EBITDA

(unaudited)

(€ Mn)	1Q06	2Q06	3Q06	4Q06	2006
DISTRIBUTION	330.9	284.0			614.9
Spain	217.6	197.6			415.2
Latin America	92.5	86.9			179.4
Italy	20.8	-0.5			20.3

ELECTRICITY	89.1	72.4			161.5
Spain	71.0	59.9			130.9
Puerto Rico	18.1	12.5			30.6

GAS	79.7	71.1			150.8
Up + Midstream	54.6	42.2			96.8
Wholesale & Retail	25.1	28.9			54.0

REST	8.2	-1.0			7.2

TOTAL GAS NATURAL	507.9	426.5			934.4

(unaudited)

(€ Mn)	1Q05	2Q05	3Q05	4Q05	2005
DISTRIBUTION	292.3	253.9	275.5	300.1	1,121.8
Spain	210.7	180.2	192.4	194.5	777.8
Latin America	64.8	72.6	82.5	96.8	316.7
Italy	16.8	1.1	0.6	8.8	27.3

ELECTRICITY	34.9	31.3	55.1	30.7	152.0
Spain	22.1	15.9	38.8	13.0	89.8
Puerto Rico	12.8	15.4	16.3	17.7	62.2

GAS	57.4	50.3	55.4	73.7	236.8
Up + Midstream	43.9	39.4	41.7	50.6	175.6
Wholesale & Retail	13.5	10.9	13.7	23.1	61.2

REST	8.3	-1.4	7.8	-6.5	8.2

TOTAL GAS NATURAL	392.9	334.1	393.8	398.0	1,518.8

GAS NATURAL Analysis of results by activity

Operating income

(unaudited)

(€ Mn)	1Q06	2Q06	3Q06	4Q06	2006
DISTRIBUTION	230.8	171.6			402.4
Spain	152.8	119.4			272.2
Latin America	63.9	59.7			123.6
Italy	14.1	-7.5			6.6

ELECTRICITY	63.1	51.4			114.5
Spain	52.4	41.3			93.7
Puerto Rico	10.7	10.1			20.8

GAS	64.1	53.5			117.6
Up + Midstream	41.5	29.9			71.4
Wholesale & Retail	22.6	23.6			46.2

REST	0.2	-18.4			-18.2

TOTAL GAS NATURAL	358.2	258.1			616.3

(unaudited)

(€ Mn)	1Q05	2Q05	3Q05	4Q05	2005
DISTRIBUTION	207.3	162.3	181.3	201.7	752.6
Spain	148.0	114.4	127.1	127.8	517.3
Latin America	47.5	51.8	60.9	68.7	228.9
Italy	11.8	-3.9	-6.7	5.2	6.4

ELECTRICITY	24.6	11.7	39.8	12.3	88.4
Spain	16.3	1.3	27.4	-0.1	44.9
Puerto Rico	8.3	10.4	12.4	12.4	43.5

GAS	44.1	37.1	35.5	56.5	173.2
Up + Midstream	32.4	27.4	29.8	38.1	127.7
Wholesale & Retail	11.7	9.7	5.7	18.4	45.5

REST	0.4	-16.2	-5.8	-24.0	-45.6

TOTAL GAS NATURAL	276.4	194.9	250.8	246.5	968.6

GAS NATURAL Analysis of results by activity

Tangible investments

(unaudited)

(€ Mn)	1Q06	2Q06	3Q06	4Q06	2006
DISTRIBUTION	95.2	135.8			231.0
Spain	57.1	97.8			154.9
Latin America	23.2	25.0			48.2
Italy	14.9	13.0			27.9

ELECTRICITY	104.0	88.5			192.5
Spain	99.9	87.2			187.1
Puerto Rico	4.1	1.3			5.4

GAS	28.5	6.6			35.1
Up + Midstream	26.7	4.5			31.2
Wholesale & Retail	1.8	2.1			3.9

REST	3.8	4.0			7.8

TOTAL GAS NATURAL	231.5	234.9			466.4

(unaudited)

(€ Mn)	1Q05	2Q05	3Q05	4Q05	2005
DISTRIBUTION	79.7	152.8	153.1	225.8	611.4
Spain	45.3	90.5	86.7	131.7	354.2
Latin America	25.6	43.7	47.6	73.8	190.7
Italy	8.8	18.6	18.8	20.3	66.5

ELECTRICITY	162.5	101.8	89.7	95.8	449.8
Spain	160.1	100.9	89.5	95.5	446.0
Puerto Rico	2.4	0.9	0.2	0.3	3.8

GAS	3.2	4.0	7.9	18.4	33.5
Up + Midstream	1.5	1.4	4.3	10.0	17.2
Wholesale & Retail	1.7	2.6	3.6	8.4	16.3

REST	4.4	2.9	7.6	15.8	30.7

TOTAL GAS NATURAL	249.8	261.5	258.3	355.8	1,125.4

GAS NATURAL Analysis of results by activity

Main aggregates in Latin America (GWh)

	1Q06	2Q06	3Q06	4Q06	2006
Argentina-
Gas activity sales:	18,224	15,293			33,517
Gas sales:	5,476	7,133			12,609
Residential	1,834	5,147			6,981
Industrial	1,878	1,981			3,859
Automotion	1,764	5			1,769
TPA	12,748	8,160			20,908

Brazil-
Gas sales:	11,283	10,353			21,636
Residential	453	532			985
Industrial	5,326	5,148			10,474
Electricity companies	3,174	2,089			5,263
Automotion	2,330	2,584			4,914

Colombia-
Gas sales:	3,024	3,235			6,259
Residential	1,457	1,502			2,959
Industrial	1,212	1,338			2,550
Automotion	355	395			750

Mexico-
Gas activity sales:	10,694	10,754			21,448
Gas sales:	4,713	4,140			8,853
Residential	2,203	1,593			3,796
Industrial	2,488	2,523			5,011
Automotion	22	24			46
TPA	5,981	6,614			12,595

	1Q05	2Q05	3Q05	4Q05	2005
Argentina-
Gas activity sales:	16,550	18,067	17,481	17,261	69,359
Gas sales:	4,268	8,094	10,174	5,891	28,427
Residential	1,697	4,686	6,957	3,337	16,676
Industrial	874	1,413	1,246	598	4,131
Automotion	1,697	1,995	1,971	1,957	7,620
TPA	12,282	9,973	7,307	11,370	40,932

Brazil-
Gas sales:	10,035	9,706	11,240	12,299	43,280
Residential	436	492	536	513	1,977
Industrial	4,627	4,848	5,319	5,512	20,306
Electricity companies	3,020	2,297	3,198	3,904	12,419
Automotion	1,952	2,069	2,187	2,370	8,578

Colombia-
Gas sales:	2,559	2,748	2,877	3,013	11,197
Residential	1,289	1,363	1,415	1,427	5,494
Industrial	1,028	1,101	1,120	1,242	4,491
Automotion	242	284	342	344	1,212

Mexico-
Gas activity sales:	10,436	10,054	10,219	10,863	41,572
Gas sales:	4,533	3,926	4,058	4,470	16,987
Residential	2,362	1,734	1,521	2,025	7,642
Industrial	2,149	2,168	2,514	2,421	9,252
Automotion	22	24	23	24	93
TPA	5,903	6,128	6,161	6,393	24,585

GAS NATURAL Consolidated balance sheet

(unaudited)

(€ Mn)	30/06/06	30/06/05[7]
Non-Current Assets-	10,267.7	9,693.4
Tangible assets	7,709.3	7,140.7
Goodwill	455.9	456.3
Other intangible assets	1,285.1	1,294.9
Investment in associated companies	34.4	223.1
Other non-current assets	783.0	578.4

Current Assets-	2,894.4	2,414.0
Inventories	429.5	283.0
Debtors and other accounts receivable	1.978.8	1,689.0
Other current assets	185.3	165.7
Cash and cash equivalent	300.8	276.3

TOTAL ASSETS	13,162.1	12,107.4

(unaudited)

(€ Mn)	30/06/06	30/06/05
Shareholders’ Equity-	5,810.9	5,166.4
Equity of Parent Company	5,480.3	4,894.1
Minority interest	330.6	272.3

Non-Current Liabilities-	4,701.2	4,453.0
Non-current financial debt	2,938.6	2,844.1
Provisions	384.2	301.8
Other non-current liabilities	1,378.4	1,307.1

Current Liabilities-	2,650.0	2,488.0
Current financial debt	401.1	436.9
Accounts payable and other current liabilities	2,248.9	2,051.1

TOTAL LIABILITIES	13,162.1	12,107.4

[7]	As reported in the 3Q05 results, the analysis of the acquisitions in 2004 of 25.39% of CEG and 33.75% of CEG Rio and the assignment of the price under IFRS 3 - Business Combinations were completed after the presentation of the 1Q05 results. In the comparative information at 31 March 2005, the goodwill arising from the acquisitions of CEG and CEG Rio, amounting to €124.0 million, was reclassified as other intangible assets.

GAS NATURAL Consolidated Cash Flow statement

(unaudited)

(€ Mn)	1S06	1S05
Cash flow from ordinary activities	1,175.5	980.2
Operating income	616.3	471.3
Depreciation and amortization of fixed assets	318.1	255.7
Deferred revenues recognised in income	-20.4	-15.2
Variation in working capital and other changes	461.2	464.2
Interest and taxes paid	-199.7	-195.8

Investment cash flow	-503.2	-868.5

Acquisition of companies	-36.2	-258.5
Acquisition of tangible assets	-697.8	-865.5
Other acquisitions and transfers	-69.5	-38.1
Revenue from disposal of non-current assets	252.4	255.7
Dividends and interest received	15.4	21.2
Deferred revenues received	32.5	16.7

Financing cash flow	-545.2	-57.8

Net financial debt received/cancelled	-336.2	81.5
Dividends paid	-168.8	-128.9
Other debt received/cancelled	-40.2	-10.4

Net change in cash and cash equivalents	127.1	53.9

Beginning cash and cash equivalents	200.8	198.8

Translation differences	-27.1	23.6
Net change in cash and cash equivalents	127.1	53.9

Ending cash and cash equivalents	300.8	276.3

GAS NATURAL

Investor Relations

Av. Portal de l’Àngel, 20

08002 Barcelona

SPAIN

Telephone	+34 934 025 891
Fax	+34 934 025 896

e-mail:

relinversor@gasnatural.com

Internet:

www.gasnatural.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: July 26, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer